SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

Corporate Taxpayers Enrollment (“CNPJ”) No. 33.700.394/0001 -40

Registry of Commerce Enrollment (“NIRE”) No. 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF ANNUAL SHAREHOLDERS MEETING, HELD ON MARCH 27, 2008.

VENUE AND TIME: Eusébio Matoso Avenue, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 2:30 p.m.

BOARD: Israel Vainboim - Chairman
Claudia Politanski – Secretary

QUORUM: Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE: a) Company’s Officers;

b) Member of the Audit Committee; and

c) Mr. Paulo Miron, representative of PricewaterhouseCoopers Auditores Independentes, the Company’s independent auditor.

CALL NOTICE: Published in the Official Gazette of the State of São Paulo, editions of March 1st, 04 and 05, 2008, on pages 41, 31 and 49, respectively, and in Valor Econômico newspaper, editions of March 03, 04 and 05, 2008, on pages B11, A20 and C5, respectively.

NOTICE TO SHAREHOLDERS: Notice to shareholders was not published as allowed by the Fifth Paragraph of Article 133 of Law 6.404, of December 15, 1976.

RESOLUTIONS UNANIMOUSLY TAKEN, EXCEPT ITEM 6 THAT WAS APPROVED BY THE MAJORITY OF THE PRESENT SHAREHOLDERS, WITH THE ABSTENTION OF THOSE LEGALLY IMPEDED FROM VOTING:

1. Approved the Financial Statements, the Management Report, as well as the Independent Auditor’s Report related to the fiscal year ended on December 31, 2007, which were published together with the Audit Committee opinion in the Official Gazette of the State of São Paulo, edition of February 15, 2008, on pages 03 to 16, and in the Valor Econômico newspaper, sole edition of February 15, 16 and 17, 2008, on pages A15 to A23.

2. Ratified, pursuant to the terms of the Financial Statements approved herein, the allocation of the results accrued on the fiscal year ended on December 31, 2007, as follows: out of the net profit, accrued in the total amount of R$3,447,824,991.76, (a) R$172,391,249.59 have been allocated at the Legal Reserve; (b) R$1,913,337,466.32 have been allocated at the Statutory Reserve designed to ensure that the Company has adequate operating margins; and (c) R$1,362,096,275.85 were allocated to the payment of Interest on Capital Stock to the Company’s shareholders, considered part of the mandatory dividend, as per the provisions of article 9th of the Law N. 9,249/95.

3. Reelected, as members of the Board of Directors, with term of office until the investiture of the members that shall be elected at the Annual Shareholders Meeting to be held on 2009, Mrs.: (i) FRANCISCO EDUARDO DE ALMEIDA PINTO, Brazilian citizen, divorced, economist, domiciled in the City of São Paulo, State of São Paulo, at Eusébio Matoso Avenue No. 891 – 22nd floor, bearer of the Identity Card RG No. 04.061.799 -5-IFP/RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 664.266.777 -87; (ii) GUILHERME AFFONSO FERREIRA, Brazilian citizen, judicially separated, businessman, domiciled in the City of São Paulo, State of São Paulo, at Estados Unidos Street, No. 1.342, bearer of the Identity Card RG No. 4.405.163 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 762.604.298 -00; (iii) ISRAEL VAINBOIM, Brazilian citizen, divorced, engineer, domiciled in the City of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, No. 891, 22nd floor, bearer of the Identity Card RG No. 14.189.351 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 090.997.197 -87; (iv) JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO, Brazilian citizen, married, engineer, domiciled in the City of São Paulo, State of São Paulo, at Juscelino Kubitschek Avenue No. 28 – 11st floor, room 112, bearer of the Identity Card RG No. 4.442.051-IFP-RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 706.192.477 -20; (v) JOAQUIM FRANCISCO DE CASTRO NETO, Brazilian citizen, married, businessman, domiciled in the City of São Paulo, State of São Paulo, at Eusébio Matoso Avenue No. 891 – 22nd floor, bearer of the Identity Card RG No. 3.343.795 -6-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 026.491.797 -91; (vi) PEDRO LUIZ BODIN DE MORAES, Brazilian citizen, married, economist, domiciled at City of London, United Kingdom, SW7 3BJ, at Evelyn Gardens 32, Flat 5, bearer of the Identity Card RG No. 3.733.122 -IFP-RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 548.346.867 -87; (vii) PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the City of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, No. 891, 4th floor, bearer of the Identity Card RG No. 19.979.952 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 551.222.567 -72; and (viii) PEDRO SAMPAIO MALAN, Brazilian citizen, divorced, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue No. 891 – 4th floor, bearer of the Identity Card RG N. 160.639 – Aeronautic Ministry (“Ministério da Aeronáutica”) and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 028.897.227 -91.

4. Registered in a briefly way in the present minutes the mention of gratefulness for Mr. ARMINIO FRAGA NETO, who was not reelected by this Meeting to be a member of the Board of Directors.

5. Elected, as member of the Board of Directors, with term of office until the investiture of the members that shall be elected at the Annual Shareholders Meeting to be held on 2009, Mr. VICENTE FALCONI CAMPOS, Brazilian citizen, married, engineer, domiciled in the City of Belo Horizonte, State of Minas Gerais, at Fausto Nunes Vieira Street, No. 40, bearer of the Identity Card RG No. 1.476.273 -SSP-MG and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 000.232.216 -15.

6. The following annual global amounts of the Company’s management, which also includes the advantages and benefits of any nature eventually attributed, were set: up to R$10,000,000.00 to the Board of Directors and to the Audit Committee and up to R$210,000,000.00 to the Board of Officers. Such amounts may be readjusted in accordance with the remuneration policy adopted by the Company, and they will be attributed to the respective members of those boards during the fiscal year of 2008, in the form decided by the Board of Directors. Such amounts already include the amounts related to profit and income sharing in accordance with the terms of Law N. 10.101, of 12.19.2000, to be paid to the Officers that have employment bonds with the Company, in accordance with the respective plans of the Company in effect.

AUDIT BOARD: There were no manifestation on the part of the Audit Board, as it was not on duty.

FILED DOCUMENTS: Statements of shareholders’ vote were filed in the Company’s head offices.

São Paulo, March 27th, 2008.
(authorized signatures): Israel Vainboim - Chairman
Claudia Politanski – Secretary

SHAREHOLDERS: p/ UNIBANCO HOLDINGS S.A. – Geraldo Travaglia Filho and José Lucas Ferreira de Melo – Officers; GERALDO TRAVAGLIA FILHO; ISRAEL VAINBOIM; CLAUDIA POLITANSKI; JOSÉ LUCAS FERREIRA DE MELO; LEILA CRISTIANE BARBOZA BRAGA DE MELO; WILLIAM PEREIRA PINTO; p.p. AMERICAN CENTURY WORLD MUTUAL FUNDS, INC - INTERNATIONAL STOCK FUND; BANCO MACRO S.A. SOCIEDAD DEPOSITARIA DE PIONERO LATAM F.C.I.; EQ ADVISORS TRUST; FIDELITY INVESTMENT SERVICES LTD. FOR AND ON BEHALF OF FIDELITY INSTITUTIONAL EMERGING MARKET FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; JPMORGAN INTERNATIONAL EQUITY INDEX FUND; MINEWORKERS PENSION SCHEME; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; NEW WORLD FUND, INC.; STICHTING PENSIOENFONDS ABP; THE LATIN AMERICA DISCOVERY FUND, INC.; THE WELLCOME TRUST LIMITED; VANGUARD INVESTMENT SERIES, PLC; VANGUARD WORLD FUND INTERNATIONAL GROWTH FUND; AMERICAN CENTURY VARIABLE PORTFOLIOS, INC - VP INTERNATIONAL FUND; and FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND – Clóvis Lopes da Silva Purgato – attorney-in-fact; p.p. ARTISAN EMERGING MARKETS FUND; BALENTINE INTERNATIONAL EQUITY FUND SELECT LP; BARCLAYS GLOBAL INVESTORS, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY ADVISOR SERIES VIII: LATIN AMERICA FUND; FIDELITY EMERGING MARKETS FUND; FIDELITY FUNDS - LATIN AMERICA FUND; FIDELITY FUNDS - EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND; FIDELITY LATIN AMERICA FUND; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; IBM SAVINGS PLAN; ISHARES MSCI BRIC INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUIY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUIY INDEX TRUST B; LAZARD GLOBAL ACTIVE FUNDS, PLC; MORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST; NEWGATE INVESTMENT TRUST - EMERGING MARKETS INVESTMENTS FUND; PANAGORA GROUP TRUST; PFIZER PENSION TRUSTEES LIMITED; SCHRODER BRICS EQUITY MOTHER FUND; SEI INVESTMENTS CANADA COMPANY EMERGING MARKETS EQUITY FUND; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STRATHCLYDE PENSION FUND; THE EMERGING MARKETS EQUITY INVESTMENTS PORTFOLIO OF THE CONSULTING GROUP CAPITAL MARKETS FUNDS; THE EMERGING MARKETS SERIES OF THE DFA INVESTMENT TRUST COMPANY; THE FUTURE FUND BOARD OF GUARDIANS; THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147; THE MONETARY AUTHORITY OF SINGAPORE; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE TEXAS EDUCATION AGENCY; TURNER INTERNATIONAL CORE GROWTH FUND; VAN KAMPEN SERIES FUND, INC., VAN KAMPEN EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD VARIABLE INSURANCE FUND - INTERNATIONAL PORTFOLIO; STICHING PENSIOENFONDS METAAL EM TECHNIEK new denomination of STICHTING B V DE M EM T BEDRIJFSTARKKEN BPMT;; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; new denomination of de WT INVST TR ION BHLF OF THE INTL MULTMGR SER; ADVANCED SERIES TRUST - AST AMERICAN CENTURY STRATEGIC ALLOCATION PORTFOLIO; EMERGING MARKETS EQUITY MANAGERS: PORTFOLIO 1 OFFSHORE MASTER L.P.; and ISHARES MSCI BRAZIL (FREE) INDEX FUND - Clóvis Lopes da Silva Purgato – attorney-in-fact; p.p. ASCESE FUNDO DE INVESTIMENTOS EM AÇÕES. FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO ATUAL DENOMINAÇÃO DE CLASSE A FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; DYBRA - FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON - FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR - FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO PUMA II - FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES; FEBRA FUNDO DE INVESTIMENTO EM AÇÕES; PUMA INVEST LLC; and TNAD FUNDO DE INVESTIMENTO EM AÇÕES – Mario Coelho Joppert – attorney-in-fact; and MAURÍCIO FERREIRA DE SOUZA. This is a revised copy of the original minutes registered in the book “Minutes of Annual Meeting” of the Company, and its publication is hereby authorized.

São Paulo, March 27th, 2008.

________________________________	_______________________________
ISRAEL VAINBOIM	CLAUDIA POLITANSKI
Chairman of the Meeting	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.